UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2002

TDC A/S

Headquarters
Nørregade 21
DK-0900
Copenhagen, Denmark

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F...X... Form 40-F......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
....

To the Stock Exchanges in
Copenhagen and New York

March 19, 2002
Release 04/ 2002

TDC 's gets an A-minus rating by Standard & Poor's

Copenhagen, Denmark - TDC's credit rating has been changed by Standard & Poor's and has been placed on review by Moody's.

Standard & Poor's has changed TDC's long-term rating from A to A- with a stable outlook and the short-term rating from A-1 to A-2. Standard & Poor's says that the ratings action reflects their concerns about the ability of TDC to improve its credit measures in the near term and, in part, reflects a re-assessment of TDC's growth prospects.

Standard & Poor's further says that the ratings on TDC benefit from the company's leading position in the Danish mobile and fixed-line telephony markets, and strong competitive position, thanks to its control of the access network and large-scale advantages. The ratings are constrained by TDC's heightened business and financial risk following its investments in Switzerland.

Standard & Poor's believes that leverage will increase as a result of the assumed acquisition of minority shareholdings in TDC Switzerland, yet credit protection measures are expected to remain acceptable. The ratings do not assume any further credit-dilutive acquisitions. TDC should maintain its ratings as long as the company continues to grow earnings and cash flow, thereby improving its debt capacity.

Moody's says their review will assess to what extent the execution of TDC's strategy of growth going forward will put additional pressure on the company's financial risk profile. Moody's notes the strength of TDC's management and its track record in operations, but also expects shareholders to continue expecting growth and value creation.

Moody's also says the review is not expected to result in a change of more than one notch to an A3 long-term rating and a P2 short-term rating.

TDC

Internet:

"The important thing for us is that we have an A-rating. A change is not expected to affect our financial costs significantly," says Hans Munk Nielsen, CFO of TDC.

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC, formerly Tele Danmark, is a Danish-based European full-service provider of communications solutions. It is organized in seven main business lines; TDC Tele Danmark, TDC Mobile International, TDC Internet, TDC Switzerland, TDC Cable TV, TDC Services and TDC Directories. TDC is the leading provider of communications services in Denmark, the second-largest communications provider in Switzerland and holds significant interests in a range of communications companies across Northern and Continental Europe. TDC was privatized in 1994. Today, SBC Communications owns a 41.6% stake in TDC and the remaining shares are held by individual and institutional shareowners all over the world.

TDC Listings

Shares: Copenhagen Stock Exchange.
Reuters TDC.CO.
Bloomberg TDC DC.
Nominal value DKK 5.
ISIN DK00-10253335.
SEDOL 5698790.

ADSs: New York Stock Exchange.
One ADS represents half of one common share.
Reuters TLD.N.
Bloomberg TLD US.
SEC 1-12998.
Half of one common share.
CUSIP 87236N102.
SEDOL 2883094.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDC A/S

By: Signe Korsgaard
Name: Mrs. Signe Korsgaard
Title: Assistant/Investor Relations

Date: March 19, 2002